HILBURN, CALHOON, HARPER, PRUNISKI & CALHOUN, LTD.

ATTORNEYS AT LAW

ONE RIVERFRONT PLACE - EIGHTH FLOOR

NORTH LITTLE ROCK, ARKANSAS 72114

POST OFFICE BOX 5551

NORTH LITTLE ROCK, ARKANSAS 72119

TELEPHONE: (501) 372-0110

FACSIMILE: (501) 372-2029

December 21, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Michael Clampitt,

Staff Attorney, Office of Financial Services

RE:Stone Bancshares, Inc.

Withdrawal of withdrawal of Request for Qualification of Offering Statement on Form 1-A Filed December 20, 2017

File No. 024-10757

Ladies and Gentlemen:

Please be advised that the issuer hereby withdraws its withdrawal filed December 20, 2017 requesting the withdrawal of its request for qualification filed December 20, 2017.  The withdrawal was filed as a Form RW instead of correspondence form.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ John E. Pruniski, III

JEP/bl

cc:Stone Bancshares, Inc.